December 21, 2016

Via EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	J. Nolan McWilliams
Tonya K. Aldave

Re:	ADOMANI, Inc.
Amendment No. 2 to
Draft Offering Statement on Form 1-A
Submitted December 13, 2016
CIK No. 0001563568

Ladies and Gentlemen:

On behalf of our client, ADOMANI, Inc., a Delaware corporation (the “Company”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated December 19, 2016 (the “Letter”) in connection with the above-referenced Amendment No. 2 (“Amendment No. 2”) to draft offering statement on Form 1-A (the “Offering Statement”), confidentially submitted by the Company to the Commission on December 13, 2016. The Company is concurrently publicly filing an Amendment No. 3 to Offering Statement (“Amendment No. 3”), containing revised offering materials that incorporate the Company’s responses to the Staff’s comments.

Set forth below are the Staff’s comments followed by the Company’s responses. The numbered responses set forth below correspond to the numbered comments in the Letter. Capitalized terms used in this letter and not otherwise defined have the meanings given to them in the Offering Statement.

Part III

1.	Please file a currently dated auditor’s consent. Please ensure that the correct periods are referenced in the consent. The periods referred to in your auditor’s consent should be consistent with the audited financial statements and dates of your auditor’s report.

Company’s Response

The Company acknowledges the Staff’s comment. The Company has provided a currently dated auditor’s consent and ensured that the correct periods are referenced in the consent.

December 21, 2016

Page two

Very truly yours,

DLA Piper LLP (US)

/s/ Curtis L. Mo

Curtis L. Mo

Partner

CLM

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